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SECURIT[...] 03013101 [...]ISSION

[...] 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51913

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rosetta Partners, LLC

OFFICIAL USE ONLY
47841
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

450 Park Avenue, 3rd Floor
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eunice Miyaji 212-894-0202
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dalessio, Cascio & Company, LLC
(Name – *if individual, state last, first, middle name*)

712 Fifth Avenue (Address) New York (City) NY (State) 10019 (Zip Code)

PROCESSED
MAY 01 2003
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL RECEIVED MAR 05 2003 WASH. D.C. 155 SECTION PROCESSING

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Eunice Miyaji, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rosetta Partners, LLC, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MICHAEL C. AMATO
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 4/19/2005

Signature

Financial Operation Principal
Title

Sworn to and subscribed before me this 28 day of Feb, 2003

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROSETTA PARTNERS LLC

STATEMENT OF FINANCIAL CONDITION
AND SUPPLEMENTAL SCHEDULE
PURSUANT TO RULE 17a-5 OF THE SECURITIES
EXCHANGE ACT OF 1934

FOR THE YEAR ENDED
DECEMBER 31, 2002

ROSETTA PARTNERS LLC

Index to Report Pursuant to Rule 17a-5

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 05 2003
WASH. D.C.
155

Contents

DALESSIO, CASCIO & COMPANY, LLC
Certified Public Accountant
712 Fifth Avenue -9th Floor
New York, N.Y. 10018
Tel (212) 237-1900
Fax (212) 237-1920

Independent Auditor's Report

To the Members of
Rosetta Partners LLC

We have audited the accompanying statement of financial condition of Rosetta Partners LLC as of December 31, 2002, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Rosetta Partners LLC, as of December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic statement of financial condition taken as a whole. The information contained on pages 5 is presented for purposes of additional analysis and is not a required part of the basic statement of financial condition, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic statement of financial condition and, in our opinion, is fairly stated in all material respects in relation to the basic statement of financial condition taken as a whole.

Dalessio, Cascio & Company, LLC

New York, New York
February 8, 2003

DALESSIO, CASCIO & COMPANY, LLC
Certified Public Accountants

ROSETTA PARTNERS LLC

Statement of Financial Condition

December 31, 2002

ASSETS		
CASH	$	27,297
ACCOUNTS RECEIVABLE		10,577
INVESTMENTS		2,500
TOTAL ASSETS	$	40,374
LIABILITIES AND MEMBER'S EQUITY		
ACCRUED EXPENSES	$	15,000
TOTAL LIABILITIES		15,000
MEMBER'S EQUITY		25,374
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	40,374

See notes to statement of financial condition.

ROSETTA PARTNERS LLC

Notes to Statement of Financial Condition

1. ORGANIZATION AND BUSINESS

Rosetta Partners LLC (the "Company" or "Rosetta"), a Delaware limited liability company, was formed on June 30, 1999. The Company is a wholly owed subsidiary of Rosetta Group LLC (the "Managing Member"). The Company is a broker/dealer engaged in financial advisory services in connection with mergers and acquisitions, leveraged buyouts and recapitalizations, placement of securities as agent and other services as may be permitted and deemed appropriate by the Managing Member. The Company is registered as a broker/dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc.

The Company does not carry customer accounts and does not otherwise hold funds or securities for, or owe money or securities to, customers and, accordingly, is exempt from SEC Rule 15c3-3.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. The estimates include assessing the collectibility of accounts receivable and other assets. The Company bases its estimates on historical experiences and on various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ from those estimates.

Cash and cash equivalents

The Company considers all highly liquid investments with remaining maturities of three months or less at acquisition to be cash equivalents.

Revenue recognition

Fee income includes investment banking fees and advisory fees which are recognized when services are completed and the revenues are reasonably determinable, unless the service is rendered on a contingent fee basis in which case revenues are recognized upon satisfaction of the contingency.

3. INVESTMENTS

In 2001, the Company made a $2,500 investment in Angiogenex, Inc. As of December 31, 2002, the fair market value of these shares approximated its cost. In 2001, the Company was granted warrants in a private company at no cost. As of December 31, 2002, the warrants were carried at fair value which equates to cost.

4. RELATED PARTY TRANSACTIONS

The Company and the Managing Member act pursuant to an Expense Agreement (the "Agreement") dated September 22, 1999, whereby the Managing Member shall provide services to the Company including the use of office space leased by the Managing Member, payment of salaries and related expenses and other administrative expenses as described in the Agreement. In November 2002, the Company assigned its operating lease for office space in California to the Managing Member. At December 31, 2002, the Company has no liability to the Managing Member.

5. INCOME TAXES

The Company is wholly-owned by the Managing Member and is therefore disregarded for federal income tax purposes. The Company is not subject to federal and state income taxes. The Managing Member is liable for the payment of local unincorporated business taxes based on the Company's taxable income.

6. NET CAPITAL REQUIREMENT

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) which requires that the Company maintain minimum net capital, as defined, of $5,000 or 6-2/3% of aggregate indebtedness, as defined, whichever is greater. At December 31, 2002, the Company had net capital of $12,297, which was in excess of its statutory requirements by $7,297, and its ratio of aggregate indebtedness to net capital was 1.22 to 1.

ROSETTA PARTNERS LLC

Supplemental Schedule - Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1

December 31, 2002

NET CAPITAL:

MEMBER'S EQUITY	$	25,374
NON-ALLOWABLE ASSETS		
Accounts receivable		10,577
Investments not readily marketable		2,500
		13,077
Net capital before haircuts		12,297
Less: Haircuts on security positions		-
NET CAPITAL	$	12,297

COMPUTATION OF MINIMUM NET CAPITAL:

MINIMUM NET CAPITAL, greater of 6-2/3% of aggregate indebtedness of $15,000 or $5,000	$	5,000
EXCESS NET CAPITAL	$	7,297

AGGREGATE INDEBTEDNESS:

Accrued expenses	$	15,000
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		1.22 to 1

DALESSIO, CASCIO & COMPANY, LLC
Certified Public Accountants
712 Fifth Avenue -9th Floor
New York, NY 10019
Tel (212) 237-1900
Fax (212) 237-1920

Report of Independent Auditors on Internal Control Structure Required by SEC Rule 17a-5

Rosetta Partners LLC
New York, NY

In planning and performing our audit of the financial statements and supplemental schedules of Rosetta Partners, LLC ("Rosetta") for the year ended December 31, 2002, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Rosetta (including tests of such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by Rosetta: (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (3) in obtaining and maintaining physical possession of control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because Rosetta does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of Rosseta is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which Rosetta has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Rosetta's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of Rosetta to achieve all the divisions of the duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of brokers and dealers, and should not be used for any other purpose.

Dalessio, Cascio & Company, LLC

New York, New York
February 8, 2003

DALESSIO, CASCIO & COMPANY, LLC
Certified Public Accountants